UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HealthTronics, Inc.

(Name of Subject Company (Issuer))

HT Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, without par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$222,854,757.75	$15,889.54

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding

(i) the product of (x) the offer price of $4.85 net per share in cash and (y) 45,630,810 shares of common stock, without par value (“Shares”) of HealthTronics, Inc. (“HealthTronics”) outstanding as of May 4, 2010 (including 1,785,230 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by HealthTronics in the Merger Agreement (as defined herein) and (ii) the product of (x) 667,500 outstanding and unexercised options to acquire Shares with an exercise price of less than $4.85 per share as of May 4, 2010 and (y) the difference between (A) the offer price of $4.85 net per Share and (B) $2.5349, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $4.85 per share as of May 4, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2010, issued March 10, 2010 by multiplying the transaction value by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by HT Acquisition Corp., a Georgia corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), to purchase all outstanding shares of common stock, without par value (“Shares”), of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), at a price of $4.85 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Endo. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of May 5, 2010 (as amended or supplemented from time to time, the “Merger Agreement”), by and among HealthTronics, Endo and Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is HealthTronics, Inc., a Georgia corporation. Its principal executive office is located at 9825 Spectrum Drive, Building 3, Austin, Texas 78717 and its telephone number is (512) 328-2892.

(b) This Schedule TO relates to HealthTronics’ Shares. According to HealthTronics, as of May 4, 2010, there were approximately 45,630,810 Shares issued and outstanding and 2,787,949 outstanding and unexercised options to acquire Shares, as represented by HealthTronics in the Merger Agreement.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) HT Acquisition Corp., a company incorporated under the laws of the State of Georgia and a direct, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., and (ii) Endo Pharmaceuticals Holdings Inc., a company incorporated under the laws of the State of Delaware. Each of Purchaser’s and Endo’s principal executive office is located at c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, and the telephone number of each is (610) 558-9800. The information regarding Purchaser and Endo set forth in Section 9 (“Certain Information Concerning Purchaser and Endo”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 2 (“Acceptance for Payment and Payment for Shares”) and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 5 (“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(b) The information set forth in Section 8 (“Certain Information Concerning HealthTronics”), Section 9 (“Certain Information Concerning Purchaser and Endo”), Section 10 (“Background of the Offer; Contacts with HealthTronics”) and Section 11 (“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for HealthTronics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 (“Fees and Expenses”) and Section 10 (“Background of the Offer; Contacts with HealthTronics”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the offer is not subject to any financing condition; and

(c)	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Not applicable.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated May 19, 2010

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

HT Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: May 19, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 19, 2010

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable